Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au



09045209

7 January 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

Dennis Leong
Company Secretary

ABN 94 122 169 279

Macquarie Group Limited

File Number: 082-35128

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Telex 122246
Internet http://www.macquarie.com.au
DX 10287 SSE
SWIFT MACQAU2S

Treasury 8232 3600 Facsimile 8232 4227
Foreign Exchange 8232 3666 Facsimile 8232 3019
Metals and Mining 8232 3444 Facsimile 8232 3590
Futures 9231 1028 Telex 72263
Debt Markets 8232 8569 Facsimile 8232 8341
Agricultural Commodities 8232 7672 Facsimile 8232 3633

ASX Release



MACQUARIE

MACQUARIE GROUP LIMITED 2009 EXPECTED ORDINARY SHARE DIVIDEND TIMETABLE

5 January 2009 – Macquarie Group Limited would like to advise its expected 2008/9 full-year and 2009/10 interim dividend timetable for ordinary shareholders:

2008/9 Final Ordinary Dividend Timetable:

Friday, 1 May 2009	Full year results and final dividend announced
Friday, 15 May 2009	Dividend record date
Friday, 3 July 2009	Dividend payment date

2009/10 Interim Ordinary Dividend Timetable:

Friday, 30 October 2009	Interim results and interim dividend announced
Friday, 13 November 2009	Dividend record date
Wednesday, 16 December 2009	Dividend payment date

These and other expected key dates for 2009 are noted on the Macquarie Group website at www.macquarie.com.au/shareholdercentre.

These dates are subject to change. Should any of these dates change, ASX will be advised.

For further information please contact:

Stuart Green, Investor Relations +612 8232 8845
Jenny Kovacs, Investor Relations +612 8232 3250

END